Filed pursuant to
Rule 424(b)(3)
333-218126
BRIGHTHOUSE LIFE INSURANCE COMPANY
BRIGHTHOUSE SHIELD LEVEL® SELECT ADVISORY ANNUITY
SUPPLEMENT DATED APRIL 29, 2019
TO THE PROSPECTUS DATED JULY 31, 2017 AS REVISED AND REPRINTED APRIL 30, 2018
This supplement revises and, to the extent inconsistent therewith, replaces information contained in the Brighthouse Life Insurance Company (“BLIC,” “we” or “us”) Prospectus. Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in your Prospectus. It should be read in its entirety and kept together with your Prospectus for future reference. If you have any questions or would like a copy of the Prospectus, please contact us at 1-800-343-8496, or write us at Brighthouse Life Insurance Company, Annuity Service Office, P.O. Box 10366, Des Moines, IA, 50306-0366.
The Prospectus is revised as follows:
1.	Under the heading “DOL INVESTMENT ADVICE FIDUCIARY RULE” replace the entire section with the following:
The Department of Labor (“DOL”) issued regulations (the “DOL Fiduciary Rule”) that became applicable on June 9, 2017 but were subsequently vacated by the Fifth Circuit Court of Appeals effective June 21, 2018. It is uncertain whether the DOL will propose new investment advice fiduciary regulations to replace the nullified Fiduciary Rule.
While the DOL Fiduciary Rule was effective, it substantially expanded the definition of “investment advice,” thereby broadening the circumstances under which distributors and manufacturers could be considered fiduciaries under ERISA or the Code, and subject to an impartial conduct or “best interests” standard in providing such advice. Upon nullification of the DOL Fiduciary Rule, a narrower definition of “investment advice” under ERISA took effect anew. Under such definition, neither BLIC nor any of its affiliates is acting as an “investment advice fiduciary” to you in connection with the offer or sale of the Contracts.
Prior to nullification of the DOL Fiduciary Rule, in order to receive commissions and certain other compensation forms related to the offer or sale of Contracts to certain ERISA plans, IRAs and IRA owners, selling firms to whom the DOL Fiduciary Rule applied were required to adhere to the “best interests standard” and meet certain other requirements under the DOL Fiduciary Rule. Neither we nor Brighthouse Securities pay commissions to selling firms or their financial advisors with respect to the Contracts. However, we and Brighthouse Securities may offer other compensation to certain selling firms, including compensation based on the volume of our contracts that such firms sell. (See “DISTRIBUTION OF THE CONTRACTS” below).
The information contained in this prospectus is not intended as investment advice and is not a recommendation about managing or investing your retirement savings. In providing this information we are not acting as a fiduciary under any applicable laws and regulations. Please consult with a qualified investment professional if you wish to obtain investment advice.
THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE
SUPP-BSLSA-0419